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                              June 14, 2024

       Yehuda Levy
       Chief Executive Officer
       EzFill Holdings, Inc.
       67 NW 183rd St.
       Miami, Florida 33169

                                                        Re: EzFill Holdings,
Inc.
                                                            Amendment No. 5 to
Registration Statement on Form S-1
                                                            Filed June 3, 2024
                                                            File No. 333-275761

       Dear Yehuda Levy:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 16, 2024 letter.

       Amendment No. 5 to Registration Statement on Form S-1 filed June 3, 2024

       Cover Page

   1.                                                   Please prominently
disclose that "[t]he acquisition of NextNRG will close concurrently with the closing of
this offering and we will not complete this offering unless the closing of the NextNRG
acquisition can be completed concurrently with the closing of this offering," as you state
on page 2.
 Yehuda Levy
FirstName  LastNameYehuda  Levy
EzFill Holdings, Inc.
Comapany
June       NameEzFill Holdings, Inc.
     14, 2024
June 14,
Page 2 2024 Page 2
FirstName LastName
       Please contact Brian Fetterolf at 202-551-6613 or Donald Field at 202-551-3680 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:      Jeff Cahlon